Exhibit 99.1

Cansativa Group and Akanda Corp. to Bring New Medical Cannabis Flowers to Germany

Frankfurt am Main and London, August 9, 2022 – Akanda Corp. ("Akanda") (NASDAQ: AKAN) and Cansativa GmbH (“Cansativa Group”) today jointly announced a new cooperation that will soon allow German pharmacies to provide patients with two novel cannabis cultivars. This collaboration allows the Cansativa platform to supply the German market with dried flowers from Akanda’s EU-GMP certified indoor grow facility in Sintra, Portugal. Akanda is expected to deliver at least 1,000 kilograms to Cansativa over the first 12-month term of the agreement.

“We are very glad about this agreement that allows us to introduce two novel medical cannabis flowers to the German market. This enables patient access to an additional supplier with a new and innovative range of medical products. This exciting cooperation marks another step in improving the product diversity and security of supply on the German market. We look forward to a long-term relationship with Akanda, with whom we share an important part of our mission: We want to enable physicians, pharmacies, and patients by giving them access to an extensive medical product portfolio and help improve the quality of life with the help of medical cannabis”, says Benedikt Sons, co-founder and CEO of the Cansativa Group.

“Our prized purpose-built indoor grow facility is the only one of its kind in Portugal that can produce EU-GMP medical cannabis equivalent to the adult-use grades available in North America. It has both the quality and scalability to meet the growing demand for medical cannabis in fast-growing markets across the EMEA region, such as Germany. We are equally excited to be partnering with the Cansativa Group to bring some of our best strains to Germany through their platform. This supply agreement represents one of the largest agreements in the nascent European medical cannabis industry and is certainly Akanda’s most substantial commercial development to date, enabling new patient experience,” affirms Tej Virk, CEO of Akanda.

All pharmacies in Germany will be able to purchase these products through the Cansativa platform.

About Cansativa Group

Cansativa Group is the German leader in the medical cannabis market and sees itself as the driving force of the cannabis industry in Germany. Since the award of the Federal Institute for Drugs and Medical Devices (BfArM) in August 2020, they are the only company with approval for the distribution of medical cannabis from German cultivation. In the upcoming cannabis legalization, the Cansativa Group sees itself as a pioneer of the democratization of the cannabis market. They import, store, license, distribute, supply, brand and educate.

Connect with Cansativa Group: Website | LinkedIn

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes Holigen, a Portugal-based cultivator, manufacturer and distributor with a prized EU GMP certified indoor grow facility; Bophelo Bioscience & Wellness, a GACP qualified cultivation campus in the Kingdom of Lesotho in Southern Africa; and CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK. The Company’s seed-to-patient supply chain also includes partnerships with Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK.

Connect with Akanda: Website | LinkedIn | Twitter | Instagram

Contacts

Cansativa Press Contact

Hannah Bellmann | Public Relations
+49 157 377 449 33
hannah.bellmann@cansativa.de or pr@cansativa.de

Akanda Investor Contact

Matt Chesler, CFA

FNK IR

ir@akandacorp.com

Akanda Press Contact

Imogen Saunders

Irvine Partners

imogen@irvinepartners.co.uk

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